Exhibit 16.1

August 15, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

On August 13, 2012, we were notified of our dismissal as the independent registered public accountant for AccelPath, Inc. (formerly, Technest Holdings, Inc., the “Company”) effective August 10, 2012.

We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated August 10, 2012 (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Wolf & Company, P.C.

Wolf & Company, P.C.

Boston, Massachusetts